UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Venoco, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

92257PAB5

(CUSIP Number)

Timothy M. Marquez
370 17th Street, Suite 3900
Denver, Colorado 80202
(303) 626-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Michelle H. Shepston
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202
(303) 892-9400

July 16, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92257PAB5	Schedule 13D	Page 2 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Timothy Marquez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 859,517 (1)
	8	SHARED VOTING POWER 30,667,959 (2)
	9	SOLE DISPOSITIVE POWER 859,517 (1)
	10	SHARED DISPOSITIVE POWER 30,667,959 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,527,476
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.90%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Represents shares of restricted stock held of record by Timothy Marquez.  Such shares are subject to restrictions on vesting which have not been satisfied.  Until vested, Timothy Marquez may not dispose of such shares.

(2)
Includes (i) 28,645,942 shares held by the Marquez Trust, under Trust Agreement dated February 26, 2002, as amended (the “Marquez Trust”), for which Timothy Marquez and his wife, Bernadette Marquez, serve as trustees and (ii) 2,022,017 shares held by the Timothy and Bernadette Marquez Foundation (the “Marquez Foundation”), the sole directors of which are Timothy Marquez and Bernadette Marquez.

CUSIP No. 92257PAB5	Schedule 13D	Page 3 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Bernadette Marquez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,667,959 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,667,959 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,667,959 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Includes (i) 28,645,942 shares held by the Marquez Trust, for which Timothy Marquez and Bernadette Marquez serve as trustees, and (ii) 2,022,017 shares held by the Marquez Foundation, the sole directors of which are Timothy and Bernadette Marquez.

CUSIP No. 92257PAB5	Schedule 13D	Page 4 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Marquez Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,645,942
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,645,942
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,645,942
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.61%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92257PAB5	Schedule 13D	Page 5 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Timothy and Bernadette Marquez Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,022,017
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,022,017
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,022,017
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.71%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92257PAB5	Schedule 13D	Page 6 of 10

EXPLANATORY STATEMENT

This Amendment No. 4 to Schedule 13D (“Amendment”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Venoco, Inc. (the “Issuer”).  This amendment is being filed jointly by Timothy Marquez (“T. Marquez”), Bernadette Marquez (“B. Marquez”), the Marquez Trust (the “Marquez Trust”) and the Timothy and Bernadette Marquez Foundation (the “Marquez Foundation”). The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons”.  The Reporting Persons previously filed a Schedule 13D on January 15, 2009, a Schedule 13D/A, Amendment No. 1, on February 24, 2009, a Schedule 13D/A, Amendment No. 2 on March 10, 2009 and a Schedule 13D/A, Amendment No. 3, on March 5, 2010.  This Amendment amends the Schedule 13D as specifically set forth herein.

Item 4.     Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

T. Marquez was a founder of the Issuer in 1992 and has owned a majority of the Issuer’s Common Stock and been a controlling person of the Issuer since the time of its initial public offering of Common Stock in November 2006.  T. Marquez serves as Chairman and Chief Executive Officer of the Issuer and exercises influence over the Issuer’s affairs in such capacities.

The Marquez Trust holds shares of Common Stock of the Issuer for general investment purposes.  The Purchase Plan that was previously described has expired.  T. Marquez, B. Marquez and the Marquez Trust will continuously evaluate their ownership of Common Stock and the Issuer’s business and industry.  Depending on market conditions and other factors that they may deem material to their investment decision, including the availability of other investment opportunities, each of such persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or dispose of all or a portion of the shares of Common Stock that such person now owns or may hereafter acquire.

The Marquez Trust entered into a Rule 10b5-1 Trading Plan on November 14, 2009, as amended on December 23, 2009 (the “Trust Trading Plan”), in compliance with the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which provides for sales of Common Stock in accordance with the parameters set forth therein.

The Marquez Foundation intends to sell shares of Common Stock from time to time to generate funds to fulfill its charitable, health or educational purposes.  To this end, the Marquez Foundation entered into a Rule 10b5-1 Trading Plan in June 2010 (the “Foundation Trading Plan”) in compliance with the requirements of Rule 10b5-1 of the Exchange Act, which provides for the sale of shares of Common Stock in accordance with the parameters set forth therein.  In addition, the Marquez Foundation expects to transfer shares of Common Stock as gifts from time to time to fulfill its charitable, health or educational purposes.  In June 2010, the Marquez Foundation entered into the Second Amendment to Donation and Pledge Agreement with respect to the transfer of shares of Common Stock having a value of $4,125,000 to the Colorado School of Mines Foundation (the “Donee”).  A total of 118,056 shares of Common Stock were granted to the Donee in June 2010 and additional shares of Common Stock for the remaining $2,062,500 will be transferred prior to August 23, 2010.  Additional shares of Common Stock may be granted to Donee in satisfaction of outstanding pledges in an amount up to $4,125,000 prior to June 13, 2013.

Except as described herein, T. Marquez, in his capacity as shareholder, does not, and B. Marquez, the Marquez Trust and the Marquez Foundation do not, have any plans or proposals which relate to or result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

CUSIP No. 92257PAB5	Schedule 13D	Page 7 of 10

Item 5.     Interest in Securities of the Issuer

Item 5 is hereby amended to supplement subsections (a) and (c) with the following:

(a)     As of July 16, 2010, each Reporting Person beneficially owned the following number of shares of Common Stock:

Name of Filing Person	Number of Shares Beneficially Owned		Percent of Outstanding (3)
Timothy Marquez	31,527,476	(1)	57.90%
Bernadette Marquez	30,667,959	(2)	56.32
Marquez Trust	28,645,942		52.61
Marquez Foundation	2,022,017		3.71

(1)     Comprised of (i) 859,517 shares beneficially owned directly by T. Marquez, (ii) 28,645,942 shares held of record by the Marquez Trust of which T. Marquez is a trustee and (iii) 2,022,017 shares owned by the Marquez Foundation, of which T. Marquez is a director.

(2)     Consists of (i) 28,645,942 shares held of record by the Marquez Trust, of which B. Marquez is a trustee, and (ii) 2,022,017 shares owned by the Marquez Foundation, of which B. Marquez is a director.

(3)     The percentages set forth in the table are based on a total of 54,450,860 shares of Common Stock outstanding as of March 31, 2010 as reported in the Issuer’s Form 10-Q as filed with the SEC on May 4, 2010.

(c)     The table below specifies the date, amount and weighted average price per share of Common Stock sold by the Marquez Trust during the period May 14, 2010 through July 16, 2010.  All sales were under the Trust Plan and were effected on the New York Stock Exchange in market transactions.

Date	Shares Sold	Weighted Average Price Per Share
6/02/2010	16,000	15.0074
6/03/2010	16,000	15.4267
6/04/2010	16,000	15.3639
6/07/2010	16,000	15.1467

CUSIP No. 92257PAB5	Schedule 13D	Page 8 of 10

Date	Shares Sold	Weighted Average Price Per Share
6/08/2010	5,250	15.0002
6/09/2010	16,000	15.4983
6/10/2010	16,000	16.2187
6/11/2010	16,000	16.5201
6/14/2010	16,000	16.8049
6/15/2010	16,000	17.7723
6/16/2010	13,500	18.2787
6/16/2010	2,500	18.8260
6/17/2010	9,550	18.5102
6/21/2010	16,000	18.9274
6/22/2010	2,750	17.8609
6/28/2010	16,000	17.7625
6/29/2010	2,750	17.2333
7/6/2010	15,334	17.2893
7/6/2010	666	17.6550
7/7/2010	2,750	18.0065
7/12/2010	16,000	18.1019
7/13/2010	2,750	18.0929

The table below specifies the date, amount and weighted average price per share of Common Stock sold by the Marquez Foundation during the period May 14, 2010 through July 16, 2010.  The Foundation Trading Plan became effective in June 2010. All sales were under the Foundation Plan and were effected on the New York Stock Exchange in market transactions.

Date	Shares Sold	Weighted Average Price Per Share
6/18/2010	5,000	$18.2432
6/21/2010	5,000	18.9452
6/22/2010	5,000	17.8866
6/23/2010	5,000	17.0634
6/24/2010	5,000	17.2540
6/25/2010	5,000	17.0437
6/28/2010	5,000	17.5664

CUSIP No. 92257PAB5	Schedule 13D	Page 9 of 10

Date	Shares Sold	Weighted Average Price Per Share
6/29/2010	5,000	17.2444
7/6/2010	5,000	17.0000
7/7/2010	5,000	18.0000
7/8/2010	5,000	18.5016
7/12/2010	5,000	18.0963
7/13/2010	5,000	18.1346
7/14/2010	5,000	18.3244
7/15/2010	5,000	18.0271
7/16/2010	5,000	17.8831

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

The Marquez Trust is a party to the Trust Trading Plan as described in Item 4 above.

The Marquez Foundation is party to the Foundation Trading Plan as described in Item 4 above.  The Marquez Foundation is party to the Second Amendment to Donation and Pledge Agreement as described in Item 4 above.

Item 7.     Material to be Filed as Exhibits

Item 7 is hereby supplemented with the following:

Exhibit 3.     Second Amendment to Donation and Pledge Agreement, dated June 25, 2010, by and among the Timothy and Bernadette Marquez Foundation, Colorado School of Mines Foundation and the Colorado School of Mines.

CUSIP No. 92257PAB5	Schedule 13D	Page 10 of 10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 19, 2010

/s/ Timothy Marquez	/s/ Bernadette Marquez
Timothy Marquez	Bernadette Marquez

MARQUEZ TRUST	TIMOTHY AND BERNADETTE MARQUEZ FOUNDATION

/s/ Timothy Marquez	/s/ Timothy Marquez
By Timothy Marquez, Trustee	By Timothy Marquez, Director

SECOND AMENDMENT TO DONATION AND PLEDGE AGREEMENT

This SECOND AMENDMENT TO DONATION AND PLEDGE AGREEMENT (the “Second Agreement”) is entered into as of June 25, 2010 by and among the Timothy and Bernadette Marquez Foundation, a private family foundation located in Denver, Colorado (“TBMF”), the Colorado School of Mines Foundation, Inc., a Colorado non-profit corporation located in Golden, Colorado (“CSMF”), and the Colorado School of Mines, a state university located in Golden, Colorado (“CSM”).  The Second Amendment is an amendment to the DONATION AND PLEDGE AGREEMENT, dated October 12, 2005, by and among TBMF, CSMF and CSM, as amended by the AMENDMENT TO DONATION AND PLEDGE AGREEMENT, dated June 9, 2009 (the “Amendment”, and together with the Donation and Pledge Agreement, the “Pledge Agreement”). The parties agree to the following:

WHEREAS, the Pledge Agreement addressed financial support for the design and construction of a new building for CSM’s Department of Petroleum Engineering, “Marquez Hall”; and

WHEREAS, under the Pledge Agreement, TBMF agreed to make aggregate payments totaling $10,000,000 in the form of cash or marketable securities, to CSMF, in specified installments through June 30, 2013, subject to acceleration based on the average trading price of the common stock of Venoco, Inc. (“Venoco”); and

WHEREAS, as of the date of this Agreement, TBMF has made payments totaling $1,750,000, with remaining payments due on December 31, 2010 for $2,000,000, December 31, 2011 for $2,000,000, December 31, 2012 for $2,000,000 and June 30, 2013 for $2,250,000, for a total remaining pledge of $8,250,000; and

WHEREAS, under the first payment acceleration clause of the Amendment, if Venoco, Inc’s stock is traded at a ten day average of $17.00 per share, TBMF is to pay 50% of its remaining pledge within 60 days (subject to availability of an open trading window), which amount is $4,125,000 (the “Current Pledge Amount”) to be applied against the December 31, 2010, 2011 and 2012 payments; and

WHEREAS, under the second payment acceleration clause of the Amendment, if Venoco’s common stock is traded at a ten day average of $24.00 per share , TBMF is to pay all remaining pledged obligations within 60 days (subject to availability of an open trading window); and

WHEREAS, Venoco’s stock has now traded at a ten day average of $17.00 and the Current Pledge Amount is required to be paid within 60 days; and

WHEREAS, TBMF desires to pay the Current Pledge Amount in common stock of Venoco, Inc. (“Pledge Shares”) and understands that CSMF may elect to sell the Pledge Shares, but wishes to minimize the impact of any such sales on Venoco’s share price.

NOW, THEREFORE, for and in consideration of these promises, and for other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	TBMF agrees to transfer the Pledge Shares to CSMF within 60 days (subject to availability of an open trading window).

2.	CSMF agrees that it will limit any sales of Pledge Shares to no more than 10,000 shares per trading day.

3.
CSMF further agrees that if it receives additional shares of Venoco common stock, including under the second acceleration clause, that it will limit any sales of such shares to no more than 10,000 shares per trading day.

4.
The parties acknowledge that after the delivery of the Pledge Shares, TBMF’s remaining obligations under the Pledge Agreement will total $4,125,000, consisting of $1,875,000 due December 31, 2012 and $2,250,000 due June 30, 2013.

5.	The parties acknowledge that all other terms of the Pledge Agreement remain in full force and effect.

IN WITNESS WHEREOF, the parties have hereunto set their hands and seals as of the day and year first above written.

TIMOTHY AND BERNADETTE MARQUEZ FOUNDATION:

/s/ Timothy Marquez		/s/ Bernadette Marquez
Timothy Marquez, Trustee	date	Bernadette Marquez, Trustee date	date

/s/ David Mokros	6/25/10
David Mokros, Trustee	date

COLORADO SCHOOL OF MINES:

/s/ M. W. Scoggins	6/26/10
M. W. Scoggins, President	date

COLORADO SCHOOL OF MINES FOUNDATION, INC

/s/ Linda M. Landrum	6/28/10
Linda M. Landrum, Executive Director	date